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SEARCH                                           ELLIS A. REGENBOGEN
FINANCIAL                                        EXECUTIVE VICE PRESIDENT
SERVICES, INC.                                   GENERAL COUNSEL

                        December 19, 1997



BY HAND

Value Partners, Ltd.
Suite 4660 West
2200 Ross Avenue
Dallas, TX 75201-2790

Gentlemen:

     This letter is in partial response to your letter of December 11, 1997 addressed to George Evans, Chairman and Chief Executive Officer of Search Financial Services Inc. ("Search"). Mr. Evans received your letter on December 12, 1997. As General Counsel of Search, my response focuses on pages 5-7 of your letter, relating to your demand pursuant to Section 220 of the Delaware General Corporation Law that you be given the right to inspect specified books and records of Search and to make copies or extracts therefrom. It is my hope that a face to face meeting can be scheduled to address the balance of your letter. It is also my hope that after reviewing this response, and given the materials we've already provided to you, you will conclude that pursing your formal demand is unnecessary.

     Without waiver of any objections to the demand stated in your letter, Search is prepared to make available to you books and records that are responsive to paragraphs 1 - 10 and 15 - 18 of your demand. However, because your demand covers 18 different subject matters, more time is needed to search for and analyze most of the documents you seek. Furthermore, we should have a reasonable confidentiality agreement in place before delivering these documents to you. We will send you a proposed confidentiality agreement early next week and probably will be able to deliver additional documents soon after the agreement is executed.

     Because it is publicly available as part of the Registration Statement on Form S-4 that we filed with the Securities and Exchange Commission on December 4, 1997, I am enclosing a copy of the fairness opinion issued by Principal Financial Securities inc. ("Principal") with respect to our proposed preferred stock reclassification and exchange offer (demanded in paragraph 16 of your letter). I understand that a copy of that Registration Statement was hand delivered to Mr. Ewing shortly after it was filed. The Registration
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Letter: Value Partners, Ltd.
December 19, 1997
Page 2

Statement contains detailed descriptions of the analyses undertaken by Principal in reaching its conclusion regarding the fairness of the reclassification and exchange offer as well as the reasons for the Board of Directors' approval of them that may be sufficient to make your inspection of certain of the documents unnecessary.

     Most importantly, as you know from correspondence dated
November 26, 1997 sent to Mr. Ewing by Mr. James Leary, Search's
Vice Chairman-Finance, Search is desirous of meeting with Mr. Ewing and other of your representatives to review some of the very matters that are the subject of your demand. In particular, Search believes it is important for you to be able to discuss those matters, and the benefits of them to Search's stockholders, with representatives of Principal and other of Search's financial advisors. Search has also over the last several months voluntarily supplied you with accounting and other financial information related to the acquisition of Dealers alliance Credit Corp. In this latter regard, I should say that Search does not believe that the acquisition of Dealers
Alliance Credit Corp. requires any adjustment pursuant to the anti-dilution provisions of the Certificate of Designation for the 9%/7% Convertible Preferred Stock.

     Search believes a face to face meeting at which the matters to which the demanded books and records relate is the most appropriate way for your and Search's concerns and positions regarding those matters to be expressed, understood and resolved.
I understand that Mr. Leary will be calling Mr. Ewing today or Monday to arrange such a meeting. Hopefully, after such a meeting and your having a chance to review the documents we deliver, you will feel comfortable with the reclassification and exchange offer, or at least conclude that you do not intend to solicit proxies or consents in opposition to them. If you do reach the firm conclusion that you will solicit proxies or consents, we will produce the relevant lists and other documents identified in paragraphs 11 - 14 of your letter, subject to a review of this issue by our Delaware counsel.

     Please feel free to contact me or have your attorney contact me with respect to any matter in this letter.

                                       Sincerely,

                                       /s/ Ellis A. Regenbogen
                                       -----------------------
                                       Ellis A. Regenbogen
Enclosure

 cc:Mr. George C. Evans


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